EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

February 9, 2012	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

LEVON ANNOUNCES LISTING ON THE TORONTO STOCK EXCHANGE

Levon Resources Ltd. ("Levon") is pleased to announce that its common shares ("Shares") have been approved for listing on the Toronto Stock Exchange ("TSX") where they will continue to trade under the symbol "LVN".

Levon's Shares will be listed and posted for trading on the TSX with the opening of trading on February 13, 2012. Levon's Shares will be concurrently de-listed from the TSX Venture Exchange on February 13, 2012 upon commencement of trading on the Toronto Stock Exchange.

Ron Tremblay, Chief Executive Officer of Levon, stated: "This is a significant milestone for Levon and is a reflection of our rapid growth and development. The TSX is a world-class marketplace and we look forward to having access to the number one mining exchange in the world as we continue to grow our company."

Additional information may be obtained by viewing Levon's SEDAR profile at www.sedar.com.

About Levon:

Levon is a junior gold and precious metals exploration company exploring the Cordero bulk tonnage silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. Levon also holds interests in three mineral properties located in British Columbia, Canada, the Congress property, Goldbridge property (also known as the BRX claims) and the Wayside claims; also three mineral properties located in Nevada, U.S.A., namely the Eagle claims, and the Norma Sass and Ruf claims.

For further information, contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
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Ron Tremblay, President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The Toronto Stock Exchange neither approves nor disapproves of the information contained in this news release.